
January 8, 2024

Michael Sonnenshein
Chief Executive Officer
Grayscale Investments, LLC
290 Harbor Drive, 4th Floor
Stamford, Connecticut 06902

      Re: Grayscale Bitcoin Trust (BTC)
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Filed March 1, 2023
          File No. 000-56121

Dear Michael Sonnenshein:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Crypto Assets

cc: Joseph Hall